Exhibit 99,3

Security Class Holder Account Number

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Voting Instruction Form ("VIF") - Annual General and Special Meeting to be held on October 20, 2022

NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS

1.
We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

2.
We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3.
If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.

4.
This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5.	If a date is not inserted in the space provided on the reverse of this VIF, it will be deemed to bear the date on which it was mailed by management to you.

6.
When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, and the VIF appoints the Management Nominees, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.

7.
Unless prohibited by law, this VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.

8.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

9.	If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.

10.	This VIF should be read in conjunction with the information circular and other proxy materials provided by Management.

VIFs submitted must be received by 10:00 a.m., Toronto time on October 18, 2022.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointee(s)

I/We being holder(s) of securities of IM Cannabis Corp. (the “Company”) hereby appoint: Oren Shuster, Chief Executive Officer and Director, or failing this person, Peter Simeon, legal counsel to the Company, or failing this person, Josh Rosen, legal counsel to the Company (the "Management Nominees")
OR	If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and on all other matters that may properly come before the Annual General and Special Meeting of shareholders of the Company to be held at the offices of Gowling WLG (Canada) LLP located at 1 First Canadian Place, 100 King Street West, Suite 1600, Toronto, Ontario, M5CX 1G5, Canada), on October 20, 2022 at 10:00 a.m. Toronto time and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES

	For	Against
1. Number of Directors
To set the number of Directors at five.	☐	☐

	For	Withhold		For	Withhold		For	Withhold
2. Election of Directors
01. Oren Shuster	☐	☐	02. Brian Schinderle	☐	☐	03. Marc Lustig	☐	☐
04. Einat Zakariya	☐	☐	05. Moti Marcus	☐	☐		☐	☐

	For	Withhold
3. Appointment of Auditors
Appointment of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. New Articles
To consider, and if deemed appropriate, to approve, with or without variation, a special resolution approving the adoption of new articles of the Company, as more fully described in the accompanying management information circular for the purposes of the Meeting (the “Circular”).
	☐	☐

	For	Against
5. Share Consolidation
To consider and, if deemed appropriate, to approve, with or without variation, an ordinary resolution, the full text of which is set out in the Circular, approving a consolidation of the issued and outstanding common shares of the Company at a ratio of between six (6) and ten (10) pre- consolidation common shares for every one (1) post-consolidation common share, as and when determined by the board of directors of the Company.
	☐	☐
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Authorized Signature(s) – This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. If no voting instructions are indicated above, and the VIF appoints the Management Nominees, this VIF will be voted as recommended by Management.

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.